SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission file number: 001-35223

BioLineRx Ltd.
(Translation of registrant’s name into English)

2 HaMa’ayan Street
Modi’in 7177871, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

License Agreement

On November 20, 2024, BioLineRx Ltd. (the “Company”) entered into a license agreement (the “License Agreement”) with Ayrmid Pharma Ltd. ( “Licensee”), pursuant to which the Company granted Licensee an exclusive, transferable, royalty-bearing, sublicensable license with respect to the intellectual property rights and know-how associated with motixafortide (with a tradename of APHEXDA®) in order to commercialize motixafortide across all indications, except solid tumor indications, in all territories other than Asia (collectively, the “Territory”).

Pursuant to the terms of the License Agreement, the Licensee is required to pay a non-refundable $10 million upfront payment within ten days of the effectiveness of the License Agreement. The Company is also entitled to up to $87 million of certain commercial and sales milestones based on defined sales targets of motixafortide in the Territory. Additionally, the Company is eligible to receive tiered double-digit royalties (ranging from 18-23%) on aggregate net sales of motixafortide on a country-by-country basis until the longer of (i) fifteen years from the date of the first sale of motixafortide by Licensee in such country, (ii) the last to expire of any licensed patents with respect to motixafortide in such country, (iii) the expiration of regulatory exclusivity in such country and (iv) the expiration of motixafortide’s orphan drug status, if any, in such country, it being noted that such royalties may be subject to reduction in certain specific circumstances.

The Company and Licensee also entered into a manufacturing and supply agreement (the “Supply Agreement”), according to which the Company shall supply motixafortide to the Licensee during the term, on a cost-plus basis, for both commercial and development supply. Furthermore, the Supply Agreement provides Licensee with “step-in rights” with respect to the manufacture and supply of motixafortide upon the occurrence of certain trigger events. In addition, the Company and Licensee entered into a transition services agreement pursuant to which the Company will provide Licensee with certain services related to the development and commercialization of motixafortide within the Territory during a defined transition period, on a cost basis.

The License Agreement will continue on a country-by-country basis in the Territory until the expiration of the royalty term or earlier termination thereof. The License Agreement may be terminated by either party in the case of a material breach or bankruptcy. Further, if the Company’s license agreement with Biokine Therapeutics Ltd. (the “Upstream License”) is terminated in whole or in part, the License Agreement will also terminate. In such event, the Licensee will have the right to enter into a direct license agreement with the licensor of such Upstream License on substantially similar terms.

As part of this transaction, the Company expects that certain members of the Company’s U.S.-based commercial organization will transition to Ayrmid, to support the Licensee’s commercial operations under the License Agreement. In addition, following the License Agreement entering into effect, Ms. Holly May will step down from her role as President of BioLineRx USA Inc. and the Company plans on undertaking certain cost-cutting and workforce reduction measures to reduce its cash burn, including the full shut down of its U.S. commercial operations. These measures are expected to reduce the Company’s annual cash burn, effective January 1, 2025, by approximately 70%.

In connection with the License Agreement, the Company entered into an amendment (the “Amendment”) to the loan agreement (the “Loan Agreement”) that it previously entered into in September 2022 with BlackRock EMEA Venture and Growth Lending (previously Kreos Capital VII Aggregator SCSP) (“BlackRock”). Pursuant to the Amendment, (i) the Company will make aggregate payments of $16.5 million, as partial repayment of the loan to BlackRock and in lieu of future revenue-based payments, which will be fully cancelled, (ii) effective December 1, 2024, the Company has agreed to pay the remaining amounts outstanding under the loan (in principal and interest) over a three year period ending December 1, 2027, and (iii) the Company’s minimum cash balance requirement under the Loan Agreement has been reduced to $4 million. All other terms of the Loan Agreement remain the same. The effectiveness of the Amendment is subject to the satisfaction of certain conditions, including, but not limited to, the Company’s receipt of the upfront payment under the License Agreement and the closing of the Offering (as defined below).

MTS Health Partners, L.P. (“MTS”) served as the exclusive financial advisor to the Company in connection with the License Agreement, pursuant to which the Company agreed to pay MTS a fee of $2 million.

Registered Direct Offering

On November 20, 2024, the Company also entered into a securities purchase agreement (the “Purchase Agreement”) with certain funds associated with Highbridge Capital Management LLC (the “Investors”) providing for the issuance and sale, in a registered direct offering (the “Offering”), of 16,471,449 American Depositary Shares (“ADSs”), each ADS representing fifteen ordinary shares, par value NIS 0.10, of the Company (or pre-funded warrants to purchase ADSs in lieu of ADSs (the “Pre-Funded Warrants”)). Each ADS and Pre-Funded Warrant will be sold together with a number of warrants equal to 50% of the aggregate number of ADSs and Pre-Funded Warrants sold in the Offering, or in total warrants to purchase up to an aggregate of 8,235,724 ADSs (the “Ordinary Warrants” and together with the Pre-Funded Warrants, the “Warrants”), at a combined purchase price of $0.5464 per ADS and accompanying Ordinary Warrant and $0.5463 per Pre-Funded Warrant and accompanying Ordinary Warrant. Aggregate gross proceeds from the Offering (without taking into account any proceeds from any future exercises of Warrants) are expected to be $9.0 million. The Offering is expected to close on or about November 21, 2024 (the “Closing Date”), subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds from the Offering for general corporate purposes and to advance its pancreatic program as well as pipeline expansion.

The Pre-Funded Warrants will be immediately exercisable at an exercise price of $0.0001 per ADS, subject to adjustment as set forth therein, and will not expire until exercised in full. The Ordinary Warrants have an exercise price of $0.5900 per ADS, subject to adjustment as set forth therein, are immediately exercisable, and will have a 4-year term from the issuance date. The Pre-Funded Warrants and, if at the time of exercise there is no effective registration statement registering the ADSs underlying the Ordinary Warrants, the Ordinary Warrants, may be exercised on a cashless basis.

A holder of the Warrants will not have the right to exercise any portion of its Pre-Funded Warrants and Ordinary Warrants if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ADSs or ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares (including ordinary shares represented by ADSs) in excess of 4.9% of the number of the ordinary shares outstanding immediately after giving effect to such exercise.

The Purchase Agreement provides that for the period beginning on the Closing Date and ending on the earlier of (i) 90 days following the Closing Date and (ii) the date on which the closing price per ADS on the Nasdaq Stock Market equal or exceeds $0.6557 (subject to certain adjustments) for any five trading days within any ten consecutive trading day period, the Investors shall be subject to certain lockup restrictions with respect to 20% of the ADSs and ADSs that may be issued upon exercise of the Pre-Funded Warrants). In addition, the Investors have been granted a right to participate in certain future financings, up to their pro-rata portion, for a period of six months following Closing Date. The Purchase Agreement also provides that until the date twelve months after the date of Purchase Agreement, (i) each Investor, together with any other co-managed funds (collectively with the Investor, the “Purchaser Related Funds”), will be subject to certain standstill restrictions and (ii) at any time when the Purchaser Related Funds, beneficially own, in the aggregate, at least 5.0% of the Company’s issued and outstanding ordinary shares (including ordinary shares represented by outstanding ADSs), each Investor will vote, and cause to be voted, and in the case of ADSs, shall instruct the depositary of the ADSs to exercise the voting rights of such Investor, with respect to, all securities of the Company held by such Investor (beneficially or of record) at any Company shareholders’ meetings in accordance with the voting recommendations of the Company’s board of directors, subject to certain exceptions.

Below is a summary of certain preliminary estimates regarding the Company’s revenue for the nine months ended September 30, 2024 and the Company’s cash, cash equivalents and short-term bank deposits as of the closing dates of the transactions described in this Report on Form 6-K. This preliminary financial information is based upon the Company’s estimates and is subject to completion of its financial closing procedures. Moreover, this preliminary financial information has been prepared solely on the basis of information that is currently available to, and that is the responsibility of, the Company’s management. The Company’s independent registered public accounting firm has not audited or reviewed, and does not express an opinion with respect to this information. This preliminary financial information is not a comprehensive statement of the Company’s revenue and cash, cash equivalents and short-term bank deposits for the period ended September 30, 2024 (or such subsequent date with respect to the closing dates of the transactions described in this Report on Form 6-K) and remains subject to, among other things, the completion of the Company’s financial closing procedures, final adjustments, and completion of its internal review for the period ended September 30, 2024 (or such subsequent date with respect to the closing dates of the transactions described in this Report on Form 6-K), which may materially impact the results and expectations set forth below.

Immediately following the transactions contemplated by the License Agreement and the Offering, the Company’s preliminary unaudited cash, cash equivalents and short-term bank deposits will be approximately $20 million, excluding any royalty fees or payments based on certain commercial and sales milestones pursuant to the License Agreement.

The Company’s preliminary unaudited revenues for the nine months ended September 30, 2024 were approximately $17.2 million, including $4.5 million of net product sales from Aphexda.

The securities described above and to be issued in the Offering are being issued pursuant to a prospectus supplement dated as of November 20, 2024, which will be filed with the Securities and Exchange Commission, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-276323) (the “Registration Statement”), which became effective on January 5, 2024, and the base prospectus dated as of January 5, 2024 contained in such Registration Statement. This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the License Agreement, the Amendment, the Purchase Agreement, the Pre-Funded Warrants and the Ordinary Warrants are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

A copy of the opinions of FISCHER (FBC & Co.) and Greenberg Traurig, P.A. relating to the legality of the securities are attached as Exhibit 5.1 and Exhibit 5.2 hereto, respectively.

On November 21, 2024, the Company issued a press release titled: “BioLineRx and Ayrmid Pharma Ltd. Enter into Exclusive License Agreement for APHEXDA® (motixafortide).” A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, including all exhibits hereto except for Exhibit 99.1, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Forward Looking Statements

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward-looking statements are based upon the Company’s present intent, beliefs or expectations, but forward-looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, forward looking statements in this Report on Form 6-K include that the upfront payment under the License Agreement will be $10 million, the Closing Date of the Offering is expected to be on or about November 21, 2024, the expected gross proceeds from the Offering is $9.0 million, the Company’s expected use of the net proceeds from the Offering will be for general corporate purposes and to advance its pancreatic program as well as pipeline expansion and that the Company’s undertaking of certain cost-cutting and workforce reduction measures is expected to reduce the Company’s annual cash burn, effective January 1, 2025, by approximately 70%. In fact, the closing of the Offering and the effectiveness of the Amendment are subject to the satisfaction of certain conditions. If these conditions are not satisfied, then the Company may never receive the proceeds from the sale of the securities in the Offering. In addition, the Company’s expected use of net proceeds from the Offering represents its current intentions based on its present plans and business condition, which could change in the future as its plans and business conditions evolve. For this reason, among others, you should not place undue reliance upon the Company’s forward-looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Report on Form 6-K.

Attached hereto are the following exhibits:

Exhibit No.	Description

5.1	Opinion of FISCHER (FBC & Co.)

5.2	Opinion of Greenberg Traurig, P.A.

10.1^	Form of License Agreement dated as of November 20, 2024, between BioLineRx Ltd. and Ayrmid Pharma Ltd.

10.2
Form of First Amendment dated as of November 14, 2024, to the Agreement for the Provision of a Loan Facility entered into as of September 14, 2022, by and between BioLineRx Ltd. and Kreos Capital VII Aggregator SCSP

10.3	Form of Securities Purchase Agreement dated as of November 20, 2024, between BioLineRx Ltd. and the Investors signatory thereto

10.4	Form of Pre-Funded Warrant

10.5	Form of Ordinary Warrant

23.1	Consent of FISCHER (FBC & Co.) (contained in Exhibit 5.1)

23.2	Consent of Greenberg Traurig, P.A. (contained in Exhibit 5.2)

99.1	Press Release, dated November 21, 2024

^	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the U.S. Securities and Exchange Commission permitting the confidential treatment of select information.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: November 21, 2024